 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed
Pursuant to Rule 13d-1(a) and Amendments Thereto
Filed Pursuant to Rule 13d-2(a)

(Amendment No. 3)

Velocity Express Corporation
(Name of Issuer)

Common Stock, par value $0.004 per share
(Title of Class of Securities)

911498103
(CUSIP Number)

Herbert Henryson II, Esquire
Wolf, Block, Schorr and Solis-Cohen LLP
250 Park Avenue
New York, NY 10177
(212) 986-1116
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 26, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box: ☐

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1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): BET ASSOCIATES, L.P. 23-2957243
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES	7.	SOLE VOTING POWER 5,089,572 shares of common stock
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER -0- Shares
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 5,089,572 shares of common stock
PERSON WITH	10.	SHARED DISPOSITIVE POWER -0- Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,089,572 shares of common stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.23%
14.	TYPE OF REPORTING PERSON PN

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This Amendment No. 3 to Schedule 13D (this “Amendment”) is being filed on behalf of BET Associates, L.P. (the “Reporting Person”) to amend the Schedule 13D filed with the Securities and Exchange Commission on December 3, 2003 (the “Original Schedule 13D” and, collectively with Amendment No. 1 to the Original Schedule 13D filed with the Securities and Exchange Commission on April 2, 2004, Amendment No. 2 to the Original Schedule 13D filed with the Securities and Exchange Commission on April 28, 2004 and this Amendment, the “Schedule 13D”). The Schedule 13D relates to the common stock, par value $0.004 per share, of Velocity Express Corporation, a Delaware corporation. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed thereto in the Original Schedule 13D.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

The Information in Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

On November 26, 2003, in connection with a loan by BET to the Issuer in the amount of $6,000,000, pursuant to a Stock Purchase Agreement between the Issuer and BET and subject to the conditions set forth therein, BET purchased 416,666 shares (the “Preferred Shares”) of the Issuer’s Series I Preferred Stock, par value $0.004 per share (the “Series I Preferred Stock”), for a purchase price of $1.50 per Preferred Share. The issuance of the Preferred Shares is contingent upon approval by the Issuer’s stockholders of (i) the issuance of the Series I Preferred Stock and (ii) the amendment of the Issuer’s Certificate of Incorporation to increase the number of shares authorized for issuance to 400,000,000 shares, of which 325,000,000 shares are Common Stock and 75,000,000 shares are Preferred Stock, at a meeting of the Issuer’s stockholders or by written consent. The certificate of designations of the Series I Preferred stock provides that upon issuance, each Preferred Share will be convertible into 10 shares of Common Stock, subject to antidilution protections. On February 13, 2004, the Issuer issued warrants to acquire shares of Common Stock.  On March 30, 2004, the Issuer sold rights to acquire 816,663 shares of Series J Convertible Preferred Stock, on April 19, 2004, the Issuer sold rights to acquire 353,130 shares of Series J Convertible Preferred Stock, on April 23, 2004, the Issuer sold rights to acquire 1,918,333 shares of Series J Convertible Preferred Stock and on July 26, 2004 the Issuer sold 4,911,867 shares of Series J Convertible Preferred Stock.  Pursuant to the antidilution provisions of the Series I Preferred Stock, as a consequence of such transactions, each Preferred Share will be convertible into 12.2150 shares of Common Stock. BET used funds provided by Mr. Toll to effect the purchase of the Preferred Shares.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

The Information in paragraph (a) of Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) BET beneficially owns 5,089,572 shares of Common Stock, which constitutes 35.23% of the Common Stock outstanding (based upon 9,357,222 shares of Common Stock outstanding as of April 30, 2004 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended on March 27, 2004 and filed on May 11, 2004). Because BRU is the sole general partner of BET and Mr. Toll is the sole member of BRU, each of BRU and Mr. Toll may also be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by BET. Except as set forth in this Item 5(a), neither BRU nor Mr. Toll beneficially owns any shares of Common Stock.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2004
BET ASSOCIATES, L.P.

By: BRU HOLDINGS CO., LLC

Its General Partner

By:	/s/ Bruce E. Toll

Bruce E. Toll
Member

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